Exhibit (a)(1)(vi)

August 21, 2007

Dear Shareholders,

On August 21, 2007, Agilysys, Inc. (the “Company,” “we,” and “us”) announced a tender offer providing shareholders with the opportunity to sell common shares back to the Company. The Company intends to purchase up to 6,000,000 of its common shares, without par value (the “Shares”), from shareholders, in each case at a price within the range of $16.25 to $18.50 per Share, in cash, less any applicable withholding taxes and without interest (the “Tender Offer”). Unless the context requires otherwise, all references to “Shares” shall include all the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of April 27, 1999, by and between the Company and National City Bank.

At the time of the sale of our KeyLink Systems Group distribution business, the Company’s Board of Directors and management preliminarily approved a self-tender of up to 6,000,000 Shares for an amount up to $100,000,000. Based on the various factors including our free cash flow, financial position, dividend policy, the market price of our Shares and current market conditions, as well as our operations, strategy and expectations for the future, our Board of Directors and management have re-evaluated and approved a self-tender of our Shares and have determined that, at this time, the Tender Offer is in the best interest of the Company and our shareholders. Specifically, the Board of Directors and management have determined that the Tender Offer will continue our commitment to increase financial flexibility and create value for shareholders.

Shareholders are now invited to tender their Shares to us through a procedure commonly referred to as a “modified Dutch Auction” tender offer. This procedure allows you to select the price within the range of $16.25 to $18.50 per Share at which you are willing to sell your Shares to us. On August 20, 2007, the last full trading day before we commenced the Tender Offer, the last sale price of the Shares on the Nasdaq Stock Market at the close of the market was $15.63.

Based on the number of Shares tendered and the prices specified by our shareholders, we will determine the lowest single per Share price that will allow us to purchase up to 6,000,000 Shares (or such lesser amount of Shares as are properly tendered and not properly withdrawn). We will pay the selected price for all Shares tendered at or below that price. All Shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the Tender Offer.

Any shareholder whose Shares are properly tendered directly to National City Bank, the Depositary for the Tender Offer, and purchased in the Tender Offer will receive the net purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Tender Offer.

Before mailing the Tender Offer, our Board of Directors considered, with the assistance of management, our free cash flow, financial position and dividend policy, and the market price of our Shares, as well as our operations, strategy and expectations for the future. The Board of Directors believes the Tender Offer represents an efficient mechanism to provide our shareholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment if they so elect. Shareholders who do not participate in the Tender Offer will automatically increase their relative percentage ownership interest in us and our future operations at no additional cost to them. We do not believe consummation of the Tender Offer will impair our competitive ability or our business prospects. The Tender Offer is an element of the Company’s overall plan to enhance shareholder value.

As discussed in more detail in the Offer to Purchase, our Board of Directors also authorized an open market repurchase program for up to an additional 2,000,000 Shares for a one-year period beginning after the expiration of the Tender Offer, provided that the aggregate purchase price of Shares purchased by the Company in the Tender Offer and repurchase program shall not exceed $150 million. The timing of Share repurchases and the number of shares to be repurchased will be at the discretion of management and will depend upon prevailing market conditions and other factors.

However, neither we nor the Board of Directors, the Dealer Manager, the Information Agent or the Depositary (all of whom are identified in the enclosed Offer to Purchase and Letter of Transmittal) are making any recommendation to you as to whether to tender or refrain from tendering Shares or as to the purchase price or prices at which you may choose to tender your Shares. The Company’s executive officers and directors have indicated that they do not intend to tender any Shares in the Offer. You must make your own decision regarding whether to accept the Tender Offer and, if so, how many Shares to tender and at what price.

The Tender Offer is explained in detail in the Offer to Purchase and Letter of Transmittal. This letter is only a summary, and we encourage you to read these documents carefully before making any decision with respect to the Tender Offer. The instructions on how to tender Shares are explained in detail in the accompanying materials.

To validly tender your Shares you must complete the Letter of Transmittal. Shareholders owning Shares through The Retirement Plan of Agilysys, Inc. (the “Plan”) will receive separate packets of information and must follow the instructions set forth in such packets of information in order to tender Shares held in the Plan. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your Shares for you.

If you do not wish to participate in the Tender Offer, you do not need to take further action.

The Tender Offer will expire at 5:00 p.m., Eastern Time, on Wednesday, September 19, 2007, unless we extend the Tender Offer. Questions and requests for assistance may be directed to Georgeson Inc., as Information Agent ((866) 909-6471 (toll free) or (212) 440-9800), or J.P. Morgan Securities Inc., as Dealer Manager ((877) 371-5947 (toll free) or (212) 622-2922), or at the addresses set forth on the back cover of the Tender Offer to Purchase. You may request additional copies of the Offer to Purchase, the Letter of Transmittal and other Offer documents from the Information Agent at the telephone numbers listed above or at the address on the back cover of the Offer to Purchase.

Yours truly,

Chief Executive Officer and President

ADDITIONAL LEGAL INFORMATION:

This letter is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Shares of the Company. The Tender Offer is being made only pursuant to the Offer to Purchase and the related materials that the Company will distribute to its shareholders. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that the Company is filing with the Commission at the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Georgeson Inc., the Information Agent for the Tender Offer, toll free at (866) 909-6471.

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